Exhibit 99.2

To Our Shareholders,

As we look back on the first half of 2022 and look ahead to the rest of the year, I wanted to take a moment to reflect on Otonomo’s progress, the market in general and how I think about our value.

Clearly the global economy is going through some turbulent waters, and we are not entirely immune to that.  But we have also made tremendous progress towards our goal of making mobility more equitable, accessible, sustainable, and safe.  So why aren’t we seeing that reflected in our financial results?  Good question that deserves reflection.

First, let’s remember why we started Otonomo. The transportation sector is undergoing massive disruption as a result of the exponential growth of mobility data.  We believe that data and advanced data science capabilities are going to enable and create a new Mobility Economy that will represent about 9% of the worldwide GDP and an over $100B in market opportunity for Otonomo by 2030.  We believe this vast, immense sectoral transformation will result in significant shifts towards on-demand and multi-modal mobility services underpinned by enabling cloud and big data technologies.  Otonomo’s strategy is to develop the mobility data hub that serves as the catalyst for a new generation of services and experiences.

Second, we are in this market for the long term, but understand we need to deliver results today.  That can be challenging in a market that is still rapidly developing. With any new market the road forward may not be a straight line.  Business models form and evolve, and timelines are not predictable as customers grapple with their business transformations or even as they start new businesses. To succeed, focus is key. Our software-defined approach delivers significant value creation today for clients in the two largest addressable segments for Otonomo; insurance and fleet.  Our market engagement validates that thesis given our win rates in both sectors.  Today, we have over three dozen customers in these two segments that are providing recurring revenue and under long-term agreements.  We are in the early stages of these sectoral transformations, but each represents massive scale given the sheer number of users or vehicles.  For example, the rate of turnover in fleets to new, connected vehicles is increasing year on year and will be in the tens of millions of vehicles in the near future.  Each connected vehicle represents monetization opportunities around management, maintenance and diagnostic services, insurance services and more.  Those services will be built using the Otonomo platform.

Crossing the “Data Rubicon” for the first time is a big step. For the customers we serve, this will take time and courage, especially if they are fundamentally transforming their business.  While this presents a challenge to better predict growth, it also underscores the value Otonomo can deliver and the vast opportunity ahead of us.  At Otonomo, we have recently transformed from a private to public company, doubled in size and acquired two companies, in under a year, expanded into new geographies and more.  Now, more than ever, we are laser focused on serving our customers, delivering innovation, and growing responsibly.   Our team understands the market challenges and is committed to building a solid, scalable commercial enterprise.

Third, we would like to keep an eye on what we’ve accomplished as an expression of what we are building. We just announced Q2 2022 financial results and reported the best quarter in our history.  Here are some of the highlights:

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We closed the acquisition of The Floow.  The Floow brings an impressive base of nearly 20 insurance customers, a strong team and tremendous synergistic value to our business. We are already hard at work to bring new solutions to the Insurance sector using connected vehicle data.  Stay tuned for more news.

•	We added 13 new customers, the largest number in a quarter for Otonomo.

•	Recurring revenue for the second quarter grew by nearly 10X quarter over quarter and represented 69% of our Q2 revenue.

•	Bookings[1] increased by 62% quarter over quarter, predicting solid revenue in the coming quarters

•	Backlog[2] increased by nearly 5.5X quarter over quarter. The size of our contracts is increasing dramatically, which we expect will support the expected growth in the coming quarters

•	Annual recurring revenue increased by more than 11X quarter over quarter. A clear indication of strong foundational growth in future quarters.

In summary, we are looking at a significant opportunity, our focus is on large segments in which we add value for near term growth, and we are generating impressive results quarter over  quarter.  As we focus on scaling our business, expanding our recurring revenue contribution, and adding new clients, I believe that our efforts will bear fruit and will result in improved financial results in the coming quarters.  I’m committed to work through our challenges, create shareholder value and make Otonomo an industry leader.

I want to use the opportunity to thank you, on behalf of the entire management team, for your continued support, trust, and shared excitement about the future of Otonomo.

Best Regards,

Ben Volkow,

CEO & Co-Founder

1. Booking: Total value of contract that was committed during the reporting quarter over the full term of the contract.
2. Backlog: Secured future revenue as of end of quarter.